UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

000-51268

(Check one):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For the Year Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Ridgewood Energy M Fund, LLC

Full Name of Registrant

Former Name if Applicable

1314 King Street

Address of Principal Executive Office (Street and Number)

Wilmington, Delaware 19801

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ridgewood Energy M Fund, LLC (the “Fund”) could not file its Annual Report on Form 10-K for the year ended December 31, 2006 (“Form 10-K”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period without unreasonable effort or expense in light of the circumstances described below.

Ridgewood Energy Corporation, the manager of the Fund (the “Manager”), dismissed Perelson Weiner LLP (“Perelson Weiner”) as the Fund’s independent registered public accountants on June 8, 2006 and appointed Deloitte & Touche LLP (“D&T”) as the Fund’s new independent registered public accountants on July 12, 2006.

As a result of a billing dispute between the Fund and Perelson Weiner, Perelson Weiner has refused to provide services to the Fund and its affiliates, including services that the Fund requires to enable it to timely file with the SEC.

The Manager determined that financial statements of the Fund as of and for the periods ended December 31, 2005 and 2004 were subject to re-audit. The Fund’s Annual Report on Form 10-K/A for the year ended December 31, 2005 was filed with the SEC on March 28, 2007. As a result of the aforementioned reaudits, D&T has not completed the audit of the Fund’s financial statements for the year ended December 31, 2006.

The Fund will file the Form 10-K with the SEC as soon as practicable after completion of the audit of the financial statements for the year ended December 31, 2006.

(Attach extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kathleen P. McSherry	201	447-9000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No
	Quarterly Report on Form 10-Q for the quarterly periods ended June 30, 2006 and September 30, 2006

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RIDGEWOOD ENERGY M FUND, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 3, 2007	By:	/s/	Kathleen P. McSherry
Kathleen P. McSherry
Senior Vice President and
Chief Financial Officer